Item 77C - SunAmerica Series, Inc. NSAR-A

At a special meeting held on November 8, 2013
(the "Special Meeting"), the shareholders of the Focused
Dividend Strategy Portfolio considered a proposal to amend the Investment Advisory and Management Agreement between the Fund, on behalf of the Portfolio, and SunAmerica
(the "Amended Advisory Agreement") to increase the advisory fee rate payable by the Portfolio to SunAmerica. Under the Amended Advisory Agreement, advisory fees are payable to SunAmerica with respect to the Portfolio at an annual rate equal to 0.60% on the first $1.5 billion of the Portfolio's average daily net assets; 0.50% of the next $1.5 billion of average daily net assets; and 0.40% thereafter.
The proposal was approved and voting results of the Special Meeting were as follows:

For                        Against                     Abstain
113,131,912                34,861,861                  14,140,361